As filed with the Securities and Exchange Commission on February 25, 2004

                                                      Registration No. 333-_____

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                 _______________

                                    FORM S-2

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                                 _______________

                          NANOPIERCE TECHNOLOGIES, INC.
             (Exact name of registrant as specified in its charter)


                NEVADA                                      84-0992908
     (State or other jurisdiction of                     (I.R.S. Employer
      incorporation or organization)                    Identification No.)


                           370 17TH STREET, SUITE 3640
                             DENVER, COLORADO 80202
                                 (303) 592-1010
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)

                                PAUL H. METZINGER
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                          NANOPIERCE TECHNOLOGIES, INC.
                           370 17TH STREET, SUITE 3640
                                DENVER, COLORADO
                                 (303) 592-1010
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                              With copies sent to:
                            ROBERT J. AHRENHOLZ, ESQ.
                            JOSHUA M. KERSTEIN, ESQ.
                                 KUTAK ROCK LLP
                       1801 CALIFORNIA STREET, SUITE 3100
                             DENVER, COLORADO  80202
                                 (303) 297-2400

     Approximate date of commencement of the proposed sale to the public: From time to time after this Registration Statement becomes effective.
                                 _______________
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]
     If the registrant elects to deliver its latest annual report to stockholders, or a complete and legal facsimile thereof, pursuant to Item
11(a)(1) of this Form, check the following box.   [_]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]

                                CALCULATION OF REGISTRATION FEE

===============================================================================================
                                             Proposed            Proposed
Title of each class          Amount          maximum             maximum           Amount of
of securities to              to be       offering price    aggregate offering    registration
be registered             registered(1)    per share(2)          price(2)            fee(3)
-----------------------------------------------------------------------------------------------
Common stock, $.0001 par     82,600,000  $           0.48  $         39,648,000  $     5,023.40
value per share
===============================================================================================

____________________
(1)  All shares of common stock to be offered by selling stockholders of the registrant, including 20,000,000 shares outstanding as of the date hereof and the remaining 62,600,000 shares issuable upon the exercise of warrants.
(2)  Estimated solely for the purpose of calculating the registration fee in accordance with
Rule 457(c) under the Securities Act of 1933 based on the average of the closing bid and asked prices of the common stock on February 20, 2004, as reported on the OTC Bulletin Board.
(3)  Registration fee calculations are based on the filing fee of $126.70 per $1,000,000 of securities registered.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO
SECTION 8(A), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. Our selling stockholders may not sell these securities until that registration statement becomes effective. This prospectus is not an offer to sell securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted. The information in this prospectus is not complete and may be changed.

                 SUBJECT TO COMPLETION, DATED FEBRUARY 25, 2004

                                   PROSPECTUS

                          NANOPIERCE TECHNOLOGIES, INC.
                          -----------------------------
                           370 17th Street, Suite 3640
                             Denver, Colorado 80202

                   82,600,000 SHARES OF COMMON STOCK, INCLUDING:
                            20,000,000 SHARES CURRENTLY OUTSTANDING
                            62,600,000 SHARES ISSUABLE UPON EXERCISE OF WARRANTS


THE SELLERS:   All of our common stock offered by this prospectus is
               offered from time to time by the selling stockholders identified in this prospectus. We will not receive any proceeds from the sale of our common stock offered by the selling stockholders.

MARKET FOR
SECURITIES:    Our common stock is traded on the over-the-counter market
               and is quoted on the OTC Bulletin Board under the symbol "NPCT."
               Our common stock also is traded on the Frankfurt Stock Exchange and on the Hamburg Stock Exchange under the symbol "NPI." On
               February 20, 2004, the last reported sale price of our common stock on the OTC Bulletin Board was $0.48 per share (rounded to the nearest penny). See "DESCRIPTION OF COMMON STOCK-Common
               Stock."

RISK
FACTORS: INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 5.

The shares of common stock offered by this prospectus represent about 46.01% of our issued and outstanding common stock as of February 18, 2004, assuming that, as of that date, all of our outstanding warrants and options were exercised and all of our reserved shares of common stock were issued.


NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED ANY OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


              The date of this prospectus is __________ __, 2004.

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----
FORWARD-LOOKING STATEMENTS . . . . . . . . . . . . . . . . . . . . . . . . . . 2
PROSPECTUS SUMMARY . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3
RISK FACTORS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 5
THE COMPANY  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 7
USE OF PROCEEDS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 8
DETERMINATION OF OFFERING PRICE  . . . . . . . . . . . . . . . . . . . . . . . 9
SELLING STOCKHOLDERS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 9
DESCRIPTION OF COMMON STOCK  . . . . . . . . . . . . . . . . . . . . . . . .  11
PLAN OF DISTRIBUTION . . . . . . . . . . . . . . . . . . . . . . . . . . . .  11
EXPERTS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  13
AVAILABLE INFORMATION  . . . . . . . . . . . . . . . . . . . . . . . . . . .  13
ADDITIONAL INFORMATION . . . . . . . . . . . . . . . . . . . . . . . . . . .  14
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE  . . . . . . . . . . . . . .  14


                           FORWARD-LOOKING STATEMENTS

     This prospectus includes "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. We base these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties, and assumptions about our company, including:

     - the rate of market development and acceptance of the interconnect technology in the industry within which we are concentrating our business activities;

     - the limited revenues and significant operating losses generated to date;

     - the possibility of significant ongoing capital requirements and our ability to secure financing as and when necessary;

     - our ability to compete successfully with the other providers of interconnect technologies;

     - our ability to retain the services of our key management, and to attract new members of the management team; and

     - our ability to obtain and retain appropriate patent, copyright and trademark protection of our intellectual properties and any of our products.

     You should only rely on the information contained in this prospectus. We have not authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The selling stockholders are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

                               PROSPECTUS SUMMARY

     The following summary highlights certain information contained throughout this prospectus. It is not complete and may not contain all of the information that you should consider before investing in the securities offered by this prospectus. To understand this offering fully, you should read this entire prospectus carefully, including the risk factors. Before you make your investment decision, you should also carefully read our attached annual report on Form 10-KSB/A for our fiscal year ended June 30, 2003 and our quarterly report on Form 10-QSB for the fiscal quarter ended December 31, 2003.

THE COMPANY

     We were incorporated on June 22, 1996 as a Nevada corporation. Our corporate offices are located at 370 - 17th Street, Suite 3640, Denver, Colorado 80202, and our telephone number is (303) 592-1010. We maintain a website at www.nanopierce.com.
------------------

     On February 26, 1998, we acquired the intellectual property rights related to our patented Particle Interconnect Technology (the "particle technology") from Particle Interconnect Corporation, a Colorado corporation, a wholly owned subsidiary of Intercell Corporation (now known as Intercell International Corporation), a Nevada corporation that was our affiliate at the time of the acquisition. We acquired the particle technology to pursue a more focused, strategic application and development of the particle technology. We have designated and are commercializing our particle technology as NCSTM. Since our acquisition of the particle technology, we have focused on providing the electronics industry with possible solutions to their "connection" problems. See "THE COMPANY."

THE OFFERING

     This offering includes 82,600,000 shares of our common stock, including:

          -    20,000,000  shares  outstanding as of the date of this prospectus

          - 62,600,000 shares issuable upon the exercise of warrants owned by the stockholders identified later in this prospectus

USE OF PROCEEDS

     We will not receive any proceeds from the sale of the shares of our common stock offered by this prospectus. See "USE OF PROCEEDS" for more information.

RISK FACTORS

     Your investment in our common stock offered by this prospectus involves a high degree of risk. See "RISK FACTORS" beginning on page 5 and those described in the attached amendment number 1 to our annual report on Form 10-KSB/A for our fiscal year ended June 30, 2003.

SUMMARY CONSOLIDATED FINANCIAL DATA

     The summary consolidated financial data shown below as of and for the six months ended December 31, 2003 and 2002, have been derived from the unaudited financial statements appearing in our quarterly report on Form 10-QSB for the quarter ended December 31, 2003, which is incorporated by reference in and attached to this prospectus. The summary consolidated financial data shown below as of and for the years ended June 30, 2003 and 2002 have been derived from, and should be read in conjunction with, the consolidated financial statements, related notes, and "MANAGEMENT'S

DISCUSSION AND ANALYSIS" appearing in amendment number 1 to our annual report on Form 10-KSB/A for the year ended June 30, 2003, which is incorporated by reference in and attached to this prospectus.

                                            SIX MONTHS ENDED
                                               DECEMBER 31,              YEAR ENDED JUNE 30,
                                        -------------------------------------------------------
                                            2003          2002          2003          2002
                                        ------------  ------------  ------------  -------------

Revenues . . . . . . . . . . . . . . .  $    28,449   $     9,227   $    37,017   $      4,737
                                        ------------  ------------  ------------  -------------
Operating expenses:
  Research and development . . . . . .       53,053       184,787       316,403        316,438
  General and administrative . . . . .      694,338     1,165,981     2,414,077      3,516,534
  Selling and marketing  . . . . . . .       39,709       134,411       238,817        112,178
  Impairment of intellectual property
  and equipment (Note 1) . . . . . . .            -             -       210,000        104,375
                                        ------------  ------------  ------------  -------------
                                            787,100     1,485,179     3,179,297      4,049,525
                                        ------------  ------------  ------------  -------------

Loss from operations . . . . . . . . .     (758,651)   (1,475,952)   (3,142,280)    (4,044,788)
                                        ------------  ------------  ------------  -------------

Other income (expense):
  Interest income  . . . . . . . . . .        8,199         4,948         7,251         98,574
  Equity losses of affiliates  . . . .      (19,833)            -             -              -
  Interest expense . . . . . . . . . .       (2,790)            -           (38)             -
                                        ------------  ------------  ------------  -------------
                                            (14,424)        4,948         7,213         98,574
                                        ------------  ------------  ------------  -------------

Loss from continuing operations  . . .     (773,075)   (1,471,004)   (3,135,067)    (3,946,214)
                                        ------------  ------------  ------------  -------------

Discontinued operations,
income (loss) from
operations of subsidiary (Note 3). . .       16,177      (403,226)     (882,718)      (782,858)
                                        ------------  ------------  ------------  -------------

Net loss . . . . . . . . . . . . . . .  $  (756,898)  $(1,874,230)  $(4,017,785)  $ (4,729,072)
                                        ============  ============  ============  =============

Basic and diluted loss per share:
  Loss from continuing operations  . .  $     (0.01)  $     (0.02)  $     (0.05)  $      (0.07)
  Loss from discontinued operations. .           (-)        (0.01)        (0.02)         (0.01)
                                        ------------  ------------  ------------  -------------

Net loss per share, basic and diluted   $     (0.01)  $     (0.03)  $     (0.07)  $      (0.08)
                                        ============  ============  ============  =============

Weighted average number of
  common shares outstanding  . . . . .   65,912,263    59,117,467    61,647,688     56,194,682
                                        ============  ============  ============  =============

With respect to the note references in this table relating to the summary consolidated financial data for the six months ended December 31, 2003 and 2002, see the respective notes to the consolidated financial statements on our quarterly report on Form 10-QSB for the fiscal quarter ended December 31, 2003, incorporated into this prospectus. With respect to the note references in this table relating to the summary consolidated financial data for the years ended June 30, 2003 and 2002, see the respective notes to the consolidated financial statements on amendment number 1 to our annual report on Form 10-KSB/A for our fiscal year ended June 30, 2003, incorporated by reference into this prospectus.

                                  RISK FACTORS

     When deciding whether or not to purchase our common stock offered by this prospectus, you should carefully consider the risks contained in the section entitled "ITEM 1. DESCRIPTION OF BUSINESS-Factors Affecting Future Operating Results" of amendment number 1 to our annual report on Form 10-KSB/A for the year ended June 30, 2003, incorporated into and attached to this prospectus. You should also carefully consider the risks described below.

WE HAVE A HISTORY OF LOSSES

     Developing our particle technology and products has been and we expect will continue to be expensive. We recently have incurred increased operating expenses without a corresponding increase in revenues. We reported a net loss of $4,017,785, $4,729,072 and $3,598,543 for our fiscal years ended June 30,
2003, 2002 and 2001, respectively, and a net loss of $756,898 for the six-month period ended December 31, 2003.

WE MAY NOT BE ABLE TO CONTINUE AS A GOING CONCERN

     Our independent auditors' report of our consolidated financial statements as of June 30, 2003 includes an explanatory paragraph expressing substantial doubt about our ability to continue as a going concern. If we are unable to secure significant additional financing, we may be obligated to seek protection under the bankruptcy laws and our shareholders may lose their investment.

WE DO NOT EXPECT TO PAY DIVIDENDS IN THE FORESEEABLE FUTURE

     We have never paid cash dividends on our common stock. We do not expect to pay cash dividends on our common stock at any time in the foreseeable future. The future payment of dividends directly depends upon our future earnings, capital requirements, financial requirements and other factors that our board of directors will consider. Since we do not anticipate paying cash dividends on our common stock, return on your investment, if any, will depend solely on an increase, if any, in the market value of our common stock.

THIS OFFERING AND THE SALE OF SECURITIES BY CURRENT STOCKHOLDERS COULD CAUSE DILUTION OF EXISTING HOLDERS OF OUR COMMON STOCK BY DECREASING THE PRICE OF OUR COMMON STOCK

     The market price of our common stock could be adversely affected by sales of substantial amounts of common stock in the public market after this offering, by the perception that those types of sales could occur or by the fact or perception of events which would have a dilutive effect on the market for our common stock. As of February 18, 2004, we had 86,058,435 shares of our common stock outstanding, including shares of our common stock issued as described under "THE COMPANY." If all of our outstanding options and warrants were exercised and all of our reserved shares of common stock were issued, we could have up to 179,509,382 shares of common stock outstanding. Future transactions with other investors could further depress the price of our common stock because of additional dilution. See "DESCRIPTION OF COMMON STOCK."

OUR ARTICLES OF INCORPORATION MAY LIMIT OUR ABILITY TO SELL ADDITIONAL SHARES OF OUR COMMON STOCK IN THE FUTURE

     We are authorized to issue up to 200,000,000 shares of our common stock. Overall, we would have a total of 179,509,382 shares of common stock issued and outstanding if all of our outstanding warrants and options were exercised and all of our reserved shares of common stock were issued. Unless we amend our articles of incorporation, our ability to issue additional shares of our common stock or securities convertible into our common stock is limited.

COMMON STOCK PRICE COULD BE EFFECTED BY THE ABILITY OF HOLDERS OF OUR COMMON STOCK TO SELL THEIR STOCK

     The market price of our common stock will be influenced by the ability of common stock holders to sell their stock. As of February 18, 2004, approximately 52,206,707 shares of our common stock were freely transferable and constitute the "float" in the public market for our common stock. If all of our outstanding options and warrants were exercised and all of our reserved shares were issued, the "float" for our common stock could increase to a total of 138,113,351 shares. As of February 18, 2004, approximately 33,851,728 shares of our common stock were "restricted" or "control" securities within the meaning of Rule 144 under the Securities Act of 1933. These restricted securities cannot be sold unless they are registered under the Securities Act of 1933, or unless an exemption from registration is otherwise available, including the exemption that is contained in Rule 144. If all of our outstanding options and warrants were exercised and all of our reserved shares were issued, the number of "restricted" or "control" shares of our common stock could increase to a total of 41,396,031 shares.

WE COULD ISSUE PREFERRED STOCK THAT COULD ADVERSELY EFFECT THE RIGHTS OF OUR COMMON STOCKHOLDERS

     We are authorized to issue up to 5,000,000 shares of our preferred stock, $.0001 par value per share. Our articles of incorporation gives our board of directors the authority to issue preferred stock without approval of our common stockholders. We may issue preferred stock to finance our operations. We may authorize the issuance of our preferred stock in one or more series. In addition, we may set several of the terms of the preferred stock, including:

     -    dividend and liquidation preferences,

     -    voting rights,

     -    conversion privileges,

     -    redemption terms, and

     -    other privileges and rights of the shares of each authorized series.

     The issuance of large blocks of preferred stock could have a dilutive effect on our existing shareholders and it can negatively impact our existing stockholders' liquidation preferences. In addition, while we include preferred stock in our capitalization to improve our financial flexibility, we could possibly issue our preferred stock to third parties as a method of discouraging, delaying or preventing a change in control in our present management.

THE RESALE OF OUR COMMON STOCK BY YOU MAY BE LIMITED BECAUSE OF ITS LOW PRICE WHICH COULD MAKE IT MORE DIFFICULT FOR BROKER/DEALERS TO SELL OUR COMMON STOCK

     The Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosure relating to the market for penny stocks in connection with trades in any stock defined as a penny stock. Regulations enacted by the SEC generally define a penny stock as an equity security that has a market price of less than $5.00 per share, subject to some exceptions. Unless an exception applies, a disclosure schedule explaining the penny stock market and the risks associated with investing in penny stocks must be delivered before any transaction in penny stock can occur.

     In addition, if our securities are not quoted on NASDAQ or if they do not meet an exception to the penny stock regulations cited above, trading in our securities would be covered by Rule 15g-9 promulgated under the Securities Exchange Act of 1934. Under this rule, broker/dealers who recommend penny stocks to persons that are not established customers or accredited investors must make a special determination in writing for the purchaser that the investment is suitable, and must also obtain the purchaser's written agreement to a transaction before the sale.

     The regulations could limit the ability of broker/dealers to sell our securities and thus the ability of purchasers of our securities to sell their securities in the secondary market for so long as our common stock has a market price of less than $5.00 per share.

                                   THE COMPANY

GENERAL

     We were incorporated on June 22, 1996 as a Nevada corporation. Our corporate offices are located at 370 - 17th Street, Suite 3640, Denver, Colorado 80202, and our telephone number is (303) 592-1010. We maintain a website at www.nanopierce.com.
------------------

     On February 26, 1998, we acquired the intellectual property rights related to our patented Particle Interconnect Technology (the "particle technology") from Particle Interconnect Corporation, a Colorado corporation, a wholly owned subsidiary of Intercell Corporation (now known as Intercell International Corporation), a Nevada corporation that was once our affiliate as a result of the acquisition. We acquired the particle technology to pursue a more focused, strategic application and development of the particle technology. We have designated and are commercializing our particle technology as the Nanopierce Connection System ("NCSTM "). Since our acquisition of the particle technology, we have focused on providing the electronics industry with possible solutions to their "connection" problems.

     This prospectus is accompanied by a copy of amendment number 1 to our annual report on Form 10-KSB/A for our fiscal year ended June 30, 2003 and our quarterly report on Form 10-QSB for the quarters ended December 31, 2003 and September 30, 2003.

RECENT DEVELOPMENTS

     In January of 2004, we sold 20,000,000 units to a limited number of accredited investors in a private placement transaction exempt from registration under Section 4(2) of the Securities Act of 1933 and Regulation D promulgated under the Securities Act of 1933. Each unit consists of:

          -    one share of our common stock

          - a warrant to purchase one share of our common stock at an exercise price of $0.10 per share

          - a warrant to purchase two shares of our common stock at an exercise price of $0.25 per share

The warrants will expire January 20, 2009 unless exercised earlier. In connection with that private placement, we also issued to the other selling stockholders named in this prospectus warrants to purchase 2,600,000 shares of our common stock. The warrants have an exercise price of $0.10 per share and
expire on January 20, 2009 unless exercised earlier.   In connection with the
private placement, we are also required to issue to the other selling stockholders named in this prospectus additional warrants to purchase a total of 13% of the total number of shares issued as a result of the exercise of the $0.10 warrants described in the second bullet point above. If all of the $0.10 warrants described in the second bullet point above are exercised, we will be required to issue additional warrants to purchase 2,600,000 shares of our stock. All of the additional warrants will also have an exercise price of $0.10 per share and expire on January 20, 2009 unless exercised earlier.

     We are registering the shares of our common stock offered for resale by this prospectus in order to satisfy our obligations to the selling stockholders named below. See "SELLING STOCKHOLDERS."

                                 USE OF PROCEEDS

     The shares of our common stock offered by this prospectus are being registered for the account of the selling stockholders named in this prospectus. Therefore, any proceeds from the sale of our common stock will be received by the related selling stockholders for their own account, and we will not receive any proceeds from the sale of our common stock offered by this prospectus.

     With respect to the shares of our common stock offered by this prospectus, we previously received $2,000,000 from the sale of units described in "THE COMPANY." We used a portion of the proceeds from the sale of the units to pay in full several outstanding promissory notes, the interest rates, principal amounts and maturity dates of which are set forth in the following table.

                              INTEREST RATE   PRINCIPAL
            LENDER             (PER ANNUM)      AMOUNT    MATURITY DATE
Intercell International             7%        $   35,000  September 2004
Corporation

Intercell International             7%        $  100,000  November 2004
Corporation

Paul H. Metzinger,                  7%        $   10,000  December 2003
(President, Chief Executive
Officer and director)

Paul H. Metzinger,                  7%        $   30,000  September 2004
(President, Chief Executive
Officer and director)

The remainder of the proceeds from the sale of the units were used for general working capital purposes. Assuming that all of the warrants that we issued to the selling stockholders described in "THE COMPANY" were exercised, we expect to receive an additional $12,500,000, substantially all of which we expect to use for general working capital purposes, including strategic acquisitions of technology or other businesses. However, no assurance can be given that any of these warrants will be exercised. We will incur all of the costs associated with the registration of the shares of our common stock offered by this prospectus other than underwriting discounts and selling commissions, if any. See "PLAN OF DISTRIBUTION."

                         DETERMINATION OF OFFERING PRICE

     The selling stockholders may sell all or a portion of their shares of our stock in the over-the-counter market at prices prevailing at the time of sale, or related to the market price at the time of sale, or at other negotiated prices. See "PLAN OF DISTRIBUTION."

                              SELLING STOCKHOLDERS

BACKGROUND

     We are registering the shares of our common stock offered for resale by this prospectus in order to satisfy our obligations to the selling stockholders named below. In January 2004, we sold units to the first ten selling stockholders named below as described in "THE COMPANY-Recent Developments." Pursuant to the securities purchase agreement between us and the first ten selling stockholders named below, we are obligated to register under the Securities Act of 1933, all the shares of our common stock purchased by each of these selling stockholders, as well as the shares of our common stock that will be held by each of these stockholders assuming these stockholders exercise all of the warrants that we sold to each of the stockholders as described in "THE COMPANY-Recent Developments." We are obligated to keep the registration statement of which this prospectus forms a part effective until the earliest of the date on which the warrants have all been exercised and January 20, 2009.

     We are registering the remaining shares of our common stock for the selling stockholders named below other than the selling stockholder described in the previous paragraph as a result of so-called "piggy-back" registration rights, which means that, because we are required by the securities purchase agreement to file the registration statement of which this prospectus forms a part, holders of "piggy-back" registration rights must also be given the opportunity to have their shares of our common stock registered in the registration statement of which this prospectus forms a part.

SELLING STOCKHOLDER TABLE

     The shares of our common stock offered by this prospectus are being sold for the account of the selling stockholders identified in the following table, which, for each selling stockholder, sets forth:

          (a)  the names of the selling stockholder,

          (b) any position, office or other material relationship, if any, which the selling stockholder has had with us, our predecessors or our affiliates within the past three years,

          (c) the number of shares of our common stock currently beneficially owned by the selling stockholder,

          (d) the number of shares of our common stock offered by the selling stockholder, and

          (e) the amount and, if 1% or more, the percentage of shares of our common stock that will be beneficially owned by the selling stockholder after completion of the offering, assuming the sale of all of the shares of our common stock as shown in (d) above.

           (a)                    (b)               (c)            (d)            (e)
                                MATERIAL         AMOUNT OF                     AMOUNT OF
                           RELATIONSHIP WITH   COMMON STOCK     AMOUNT OF    COMMON STOCK
         NAME OF           NANOPIERCE WITHIN   OWNED BEFORE   COMMON STOCK    OWNED AFTER
   SELLING STOCKHOLDER      THE LAST 3 YEARS     OFFERING        OFFERED      OFFERING(4)
M/S Family Foundation             None         2,000,000(1)   2,000,000(1)         0

Platinum Partners Value
Arbitrage Fund LP                 None         28,000,000(1)  28,000,000(1)        0

Peekskill, LLC                    None         12,000,000(1)  12,000,000(1)        0

Laura Huberfeld Naomi
Bodner Partnership                None          4,000,000(1)   4,000,000(1)        0

Omega Capital Small Cap
Fund, LTD                         None         17,600,000(1)  17,600,000(1)        0

Colbart Birnet LP                 None          1,000,000(1)   1,000,000(1)        0

Goldstrand Investments            None          3,400,000(1)   3,400,000(1)        0

Marketwise Trading, Inc.          None          4,000,000(1)   4,000,000(1)        0

Jules Nordlicht                   None          4,000,000(1)   4,000,000(1)        0

Ellis International               None          4,000,000(1)   4,000,000(1)        0

Charleston Capital Corp.          None            600,000(2)     600,000(2)        0

Jason Lyons                       None          1,000,000(3)   1,000,000(3)        0

GRQ Consultants, Inc.             None          1,000,000(3)   1,000,000(3)        0

(1)  Assumes the exercise of all of the $0.10 warrants and the $0.25 warrants purchased by the  named  selling  stockholder  as  part  of the 20,000,000 units we sold to a number of accredited  investors  as  described  under  "THE  COMPANY-Recent  Developments."
(2)  Assumes  that  the  warrants to purchase 600,000 shares of our common stock issued to
Charleston  Capital  Corp.  were  exercised.
(3)  Assumes  that the warrants to purchase 2,000,000 shares of our common stock issued to
Jason Lyons (1,000,000 of which were transferred to GRC Consultants, Inc.) were exercised.
(4)  Assumes that all of the shares of our common stock relating to 20,000,000 units that we  previously  sold  to  a  number  of  accredited  investors  as  described  under  "THE
COMPANY-Recent  Developments,"  including  those issued upon the exercise of warrants, are sold  by  the  selling  stockholders.  There is no assurance that the selling stockholders will  exercise  all  or  any  of their warrants or that they will sell any or all of their shares  offered  by  this  prospectus.

                           DESCRIPTION OF COMMON STOCK

     Our authorized capital stock consists of 200,000,000 shares of common stock, $.0001 par value per share, and 5,000,000 shares of preferred stock, $.0001 par value per share. As of February 18, 2004 we had 86,058,435 shares of common stock and no shares of preferred stock issued and outstanding. We have outstanding warrants and options which, if exercised, would total 81,531,827 shares of common stock. We have also reserved 11,919,120 shares of our common stock in connection with our ongoing litigation with Harvest Court, LLC described in our quarterly report on Form 10-QSB for the quarterly period ended December 31, 2003. Overall, we would have a total of 179,509,382 shares of common stock issued and outstanding if all of our outstanding warrants and options were exercised and all of our reserved shares of common stock were issued.

COMMON STOCK

     Each share of our common stock is entitled to one vote on each matter submitted to a vote of the stockholders and is equal to each other share of our common stock with respect to voting, liquidation and dividend rights. Holders of our common stock are entitled to receive the dividends, if any, as may be declared by our board of directors out of assets legally available therefor and to receive net assets in liquidation after payment of all amounts due to creditors and any liquidation preference due to preferred stockholders. Holders of our common stock have no conversion rights and are not entitled to any preemptive or subscription rights. Our common stock is not subject to redemption or any further calls or assessments. Our common stock does not have cumulative voting rights in the election of directors.

     The transfer agent for our common stock is Corporate Stock Transfer, Inc., 3200 South Cherry Creek Drive, Suite 430, Denver, Colorado 80209.

     DIVIDEND POLICY

     While there currently are no restrictions prohibiting us from paying dividends to our stockholders, we have not paid any cash dividends on our common stock in the past and we do not anticipate paying any dividends in the foreseeable future. Earnings, if any, are expected to be retained to fund our future operations. There can be no assurance that we will pay dividends at any time in the future.

     TRADING OF OUR COMMON STOCK

     Our common stock presently is traded on the over-the-counter market on the OTC Bulletin Board maintained by the National Association of Securities Dealers, Inc. ("NASD"). The NASDAQ symbol for our common stock is "NPCT." Our common stock also is traded on the Frankfurt Stock Exchange and on the Hamburg Stock Exchange under the symbol under the symbol "NPI." The average of the closing bid and asked prices for our common stock was $0.48 on February 20, 2004.

                              PLAN OF DISTRIBUTION

     The selling stockholders may, from time to time, use this prospectus to sell all or a portion of the shares of our common stock offered by this prospectus. These sales and transfers of our common stock may be effected from time to time in one or more transactions on the OTC Bulletin Board, in the over-the-counter market, in negotiated transactions or otherwise, at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at negotiated prices, or without consideration, or by any other legally available means.

     These transfers or sales may occur directly or by or through brokers, dealers, agents or underwriters, who may receive compensation in the form of underwriting discounts, concessions or commissions from the selling holders and/or from purchasers of the common stock for whom they may act as agent. Any or all of the shares of common stock may be sold or transferred from time to time by means of:

          - a block trade in which the broker or dealer so engaged will attempt to sell the common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

          - purchases by a broker or dealer as principal and resale by that broker or dealer for its account based on this prospectus;

          - ordinary brokerage transactions and transactions in which the broker solicits purchasers;

          -    the  writing  of  options  on  the  common  stock;

          - pledges as collateral to secure loans, credit or other financing arrangements and any subsequent foreclosure, if any, under those arrangements;

          -    gifts,  donations  and  contributions;  and

          -    any  other  legally  available  means.

     To the extent required by the Securities Act of 1933, the number of shares of common stock to be sold or transferred, the purchase price, the name of any agent, broker, dealer or underwriter and any applicable discounts or commissions and any other required information with respect to a particular offer will be shown in an accompanying prospectus supplement or post-effective amendment.

     In the event of the transfer by any selling stockholder of shares of our common stock offered by this prospectus to any pledge, donee or other transferee, we will supplement or amend this prospectus (as required by the Securities Act of 1933) and the registration statement of which this prospectus forms a part in order to have the pledge, donee or other transferee included as a selling stockholder.

     We have agreed to keep this prospectus effective until the earlier of the date on which no warrants that we previously issued or are required to issue to the selling stockholders described above under "SELLING STOCKHOLDERS-Background" to purchase shares of our common stock remain unexercised by the selling stockholders and January 20, 2009.

     If necessary to comply with state securities laws, the common stock will be sold only through registered or licensed brokers or dealers. In addition, the common stock may not be sold unless it has been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     The selling holders and any brokers, dealers, agents or underwriters that participate in the distribution of the common stock may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, in which event any discounts, concessions and commissions received by those brokers, dealers, agents or underwriters and any profit on the resale of the common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act of 1933.

     No underwriter, broker, dealer or agent has been engaged by us or, to our knowledge, any of the selling stockholders, in connection with the distribution of the common stock.

     We and the selling stockholders will be subject to the applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations under it, including, without limitation, Rule 10b-5 and, insofar as the selling stockholders are distributors and we, under certain circumstances, may be a distribution participant, under Regulation M.

     The anti-manipulation provisions of Regulation M under the Securities Exchange Act of 1934 will apply to purchases and sales of shares of our common stock by the selling stockholders, and there are restrictions on market-making activities by persons engaged in the distribution of the shares of our common stock. Under Regulation M, a selling stockholder or its agents may not bid for, purchase, or attempt to induce any person to bid for or purchase, shares of our common stock while they are distributing shares of our common stock covered by this prospectus. Accordingly, the selling stockholders are not permitted to cover short sales by purchasing shares of our common stock while the distribution is taking place.

     Any common stock covered by this prospectus which also qualify for sale based on Rule 144 under the Securities Act of 1933 may be sold under Rule 144 rather than based on this prospectus. There is no assurance that the selling stockholders identified in this prospectus will sell any or all of the common stock. The selling stockholders may transfer, devise or gift common stock by other means not described in this prospectus.

     We will pay all of the expenses incident to the registration of the common stock, other than underwriting discounts and selling commissions, if any. The aggregate proceeds to the selling holders from the sale of the common stock will be the purchase price of that common stock less any of these discounts or commissions.

     We have agreed to indemnify the selling stockholders against some of the liabilities under the Securities Act of 1933 arising from this prospectus or the registration statement of which it is a part.

                                     EXPERTS

     Our audited financial statements incorporated into this prospectus by reference have been so incorporated in reliance upon the report of Gelfond Hochstadt Pangburn, P.C., independent certified public accountants ("our auditor"), which expresses an unqualified opinion and includes an explanatory paragraph relating to our ability to continue as a going concern, given upon their authority as experts in auditing and accounting.

     With respect to our unaudited financial statements incorporated into this prospectus by reference, our auditor has applied limited procedures in accordance with professional standards for a review of such information. However, as stated in their separate reports included in our quarterly reports on Form 10-QSB for the quarters ended December 31, 2003 and September 30, 2003, and incorporated by reference into this prospectus, our auditor did not audit and they do not express an opinion on that interim financial information. Because of the limited nature of the review procedures applied, the degree of reliance on our auditor's reports on our interim financial information should be restricted. Our auditor is not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on our unaudited interim financial information because those reports are not a "report" or a "part" of the registration statement of which this prospectus forms a part prepared or certified by our auditor within the meaning of Section 7 and 11 of the Securities Act of 1933.

                              AVAILABLE INFORMATION

     We are subject to the informational requirements of the Securities Exchange Act of 1934 and, in compliance with this act, file periodic reports and other information with the SEC. These reports and the other information we file with the SEC can be inspected and copied at the public reference room facilities maintained by the SEC in Washington, D.C. at 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC's telephone number to obtain information on the operation of the public reference room is (800)

SEC-0330. In addition, the SEC maintains a World Wide Web site that contains reports, proxy statements and other information regarding registrants like the company that file electronically with the SEC at the following Internet address: (http://www.sec.gov). The SEC's telephone number is (800) SEC-0330.

     We have filed with the SEC in Washington, D.C. a registration statement on Form S-2 under the Securities Act of 1933 with respect to the shares of our common stock offered by this prospectus.

                             ADDITIONAL INFORMATION

     This prospectus is part of a registration statement on Form S-2 that we have filed with the SEC. This prospectus is only a part of that registration statement, and does contain all of the information that is included in the registration statement, several sections of which are not included at all in this prospectus. The statements contained in this prospectus, including statements as to the contents of any contract or other document, are not necessarily complete. You should refer to the registration statement and to an actual copy of the contract or document filed as an exhibit to the registration statement for more complete information. The registration statement may be obtained from the SEC through one of the methods described above in "AVAILABLE INFORMATION."

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The following documents filed with the SEC are incorporated in this prospectus by reference:

     - Annual Report on Form 10-KSB for our fiscal year ended June 30, 2003 that was filed with the SEC on September 29, 2003;

     - Amendment No. 1 to Annual Report on Form 10-KSB/A for our fiscal year ended June 30, 2003 that was filed with the SEC on February 25, 2004;

     - Quarterly Report on Form 10-QSB for the quarter ended September 30, 2003 that was filed with the SEC on November 14, 2003;

     - Quarterly Report on Form 10-QSB for the quarter ended December 31, 2003 that was filed with the SEC on February 17, 2004; and

     - Current Report on Form 8-K that was filed with the SEC on December 15, 2003;

     - Current Report on Form 8-K that was filed with the SEC on January 26, 2004; and

     - Amendment to Current Report on Form 8-K originally filed January 26, 2004 that was filed with the SEC on January 30, 2004.

Our commission file number is 033-19598-D.

     Any statement contained in a document incorporated or deemed to be incorporated by reference into this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

     On request we will provide at no cost to each person, including any beneficial owner, who receives a copy of this prospectus, a copy of any or all of the documents incorporated in this prospectus by reference other than exhibits to these documents. Requests for these copies should be directed to Nanopierce Technologies, Inc., 370 17th Street, Suite 3640, Denver, Colorado 80202, telephone number (303) 592-1010, attention: Kristi J. Kampmann, email address: kristi@nanopierce.com.

==================================================  =================================


 THE ONLY SOURCES OF INFORMATION GIVEN
TO YOU BY US ABOUT YOUR INVESTMENT DECISION AR      82,600,000 SHARES OF COMMON STOCK
THIS PROSPECTUS AND ANY DOCUMENTS REFERRED TO
IN THIS PROSPECTUS.  WE DID NOT AUTHORIZE ANYONE
TO GIVE YOU ANY OTHER INFORMATION ABOUT YOUR
INVESTMENT DECISION.

 THIS PROSPECTUS IS NOT AN OFFER TO SELL
SECURITIES AND IS NOT MEANT TO INDUCE THE SALE OF
SECURITIES IF IT WOULD VIOLATE STATE LAW.  IF THE
PERSONS WHO ARE TRYING TO OFFER THE SECURITIES FOR
SALE, OR THE PERSONS WHO RECEIVE THOSE OFFERS FOR
SALE ARE PROHIBITED FROM DOING SO UNDER STATE
LAW, THIS PROSPECTUS IS NOT MEANT TO INDUCE SALE                NANOPIERCE
OF THE SECURITIES DESCRIBED IN THIS PROSPECTUS.              TECHNOLOGIES, INC.


TABLE OF CONTENTS                                              COMMON STOCK

                                              Page
                                              ----

FORWARD-LOOKING STATEMENTS . . . . . . . . . . .2
PROSPECTUS SUMMARY . . . . . . . . . . . . . . .3          _____________________
RISK FACTORS . . . . . . . . . . . . . . . . . .5
THE COMPANY  . . . . . . . . . . . . . . . . . .7                PROSPECTUS
USE OF PROCEEDS  . . . . . . . . . . . . . . . .8          _____________________
DETERMINATION OF OFFERING PRICE  . . . . . . . .9
SELLING STOCKHOLDERS . . . . . . . . . . . . . .9
DESCRIPTION OF COMMON STOCK  . . . . . . . . . 11
PLAN OF DISTRIBUTION . . . . . . . . . . . . . 11
EXPERTS  . . . . . . . . . . . . . . . . . . . 13              ________ __, 2004
AVAILABLE INFORMATION  . . . . . . . . . . . . 13
ADDITIONAL INFORMATION . . . . . . . . . . . . 14
INCORPORATION OF CERTAIN
DOCUMENTS BY REFERENCE . . . . . . . . . . . . 14

==================================================  =================================

     PART II                  INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  OTHER          The  following are the estimated expenses in connection
EXPENSES OF         with  the registration and distribution of the shares of the
ISSUANCE AND        registrant's  common  stock:
DISTRIBUTION.

                         Securities  and  Exchange  Commission
                         Registration  Fee                         $  5,023.40
                         Printing  and  Engraving  Expenses           3,000*
                         Accounting  Fees  and  Expenses              7,500*
                         Legal  Fees  and  Expenses                  40,000*
                         Miscellaneous                                5,000*

                              Total                                 $60,523.40*

                    All the expenses will be incurred by the registrant and not by the selling stockholders.
                    _______________
                    *Estimated.

Item 15. Article VII of the registrant's Articles of INDEMNIFICATION Incorporation, as amended, provides that the registrant
OF DIRECTORS AND    shall  indemnify  its  directors,  officers,  employees  and
OFFICERS.           agents  to  the  maximum  extent  and in accordance with the provisions of the Nevada General Corporation Law, as in effect from time to time. Sections 78.7502 and 78.751 of the Nevada General Corporation Law provide generally and in pertinent part that a Nevada corporation may indemnify its directors and officers against expenses, judgments, fines and settlements actually and reasonably incurred by them in connection with any civil suit or action or any administrative or investigative proceeding, except actions by or in the right of the corporation, if, in connection with the matters in issue, they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation, and in connection with any criminal suit or proceeding, if in connection with the matters in issue, they had no reasonable cause to believe their conduct was unlawful. Section 78.7502 further provides that in connection with the defense or settlement of any action by or in the right of the corporation, a Nevada corporation may indemnify its directors and officers against expenses actually and reasonably incurred by them in connection therewith, provided that they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation. Section
                    78.751 permits a Nevada corporation to grant its directors and officers additional rights of indemnification through bylaw provisions and otherwise and Section 78.752 permits a Nevada corporation to purchase indemnity insurance or make other financial arrangements on behalf of its directors and officers.

                         Article VIII of the registrant's Articles of Incorporation provides that directors shall not be liable to the registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability arising from (a) any breach of the director's loyalty to the registrant or its stockholders, (b) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) any transaction from which the director receives an improper personal benefit, or (d) any other act expressly proscribed or for which directors are otherwise liable under the Nevada General Corporation Law. See Item 17 "Undertakings" herein.

Item 16.            (a)  EXHIBITS.  The following is a complete list of Exhibits
EXHIBITS AND        filed  as  part  of  this  registration  statement.  Exhibit
FINANCIAL           numbers  correspond  to  the numbers in the exhibit table of
STATEMENT           Item  601  of  Regulation  S-K.
SCHEDULES.

EXHIBIT NO.                                  DESCRIPTION
  *5.00      Opinion from Kutak Rock LLP
 *23.01      Consent of independent certified public accountants, Gelfond Hochstadt Pangburn, P.C.
 *23.02      Acknowledgement of independent certified public accountants, Gelfond Hochstadt Pangburn, P.C.
 *23.03      Consent of Kutak Rock LLP (included in Exhibit 5.00)
 *24.00      Power of Attorney (included on page II-5 of the registration statement)

____________________
*Filed  herewith.


Item 17.  UNDERTAKINGS.

     (a)  The undersigned registrant hereby undertakes to:

          (i) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

               (1) include any prospectus required by section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

               (2) reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and Notwithstanding the forgoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or 7high end of the estimated maximum offering range may be reflected in the form of prospects filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

               (3) include any additional or changed material information on the plan of distribution.

          (ii) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

          (iii) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended (the "Exchange Act") (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

     In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado, on February 25, 2004.

                                   NANOPIERCE  TECHNOLOGIES,  INC.


                                   By   /s/  Paul  H.  Metzinger
                                       -----------------------------------------
                                        Paul H. Metzinger, President, Chief
                                        Executive Officer and Director

                                POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Paul H. Metzinger and Herbert J. Neuhaus, and each of them, his true and lawful attorney-in-fact and agent with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to the Registration Statement on Form S-2 and file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, to all intents and purposes and as full as they might or could do in person, hereby ratifying and confirming all that such attorney-in-fact and agent, or his substitute, lawfully may do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-2 is signed by the following persons in the capacities and on the dates indicated.

             SIGNATURE                   TITLE                   DATE

     /s/ Paul H. Metzinger   President, Chief Executive   February 25, 2004
     ----------------------  Officer and Director
     Paul H. Metzinger       (Principal Executive
                             Officer)

     /s/ Herbert J. Neuhaus  Director                     February 25, 2004
     ----------------------
     Herbert J. Neuhaus

     /s/ Kristi J. Kampmann  Chief Financial Officer      February 25, 2004
     ----------------------  (Principal Accounting
     Kristi J. Kampmann      Officer) and Secretary

     /s/ Robert Shaw         Director                     February 25, 2004
     ----------------------
     Robert Shaw

     /s/ John Hoback         Director                     February 25, 2004
     ----------------------
     John Hoback

                                        INDEX TO EXHIBITS


EXHIBIT NUMBER                      DESCRIPTION
    *5.00       Opinion from Kutak Rock LLP
   *23.01       Consent of independent certified public accountants, Gelfond Hochstadt Pangburn,
                P.C.
   *23.02       Acknowledgement of independent certified public accountants, Gelfond Hochstadt
                Pangburn, P.C.
   *23.03       Consent of Kutak Rock LLP (included in Exhibit 5.00)
   *24.00       Power of Attorney (included on page II-5 of the registration statement)

____________________
*Filed  herewith.